UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

MINUTES OF THE GENERAL MEETING OF THE HOLDERS OF THE 3RD (THIRD) PUBLIC ISSUE OF SIMPLE, UNSECURED DEBENTURES OF CPFL ENERGIA S.A. HELD ON DECEMBER 17, 2012

1. DATE, TIME AND PLACE: On the 17th (seventeenth) day of the month of December, 2012, at 3 p.m. in the head offices of CPFL Energia S.A. (“Company”) located at Rua Gomes de Carvalho, no. 1.510, 14th floor, suite 1402, Vila Olímpia, CEP: 04547-005, in the city of São Paulo, State of São Paulo.

2. CALL: The holders of the Company's 3rd (third) public issue of simple, unsecured debentures (“Debenture holders”, “Issue” and “Debentures,” respectively) were invited through publication of the call in the Official Gazette of São Paulo (Diário Oficial do Estado de São Paulo) and the Valor Econômico newspaper on November 30, 2012, December 1, 2012, December 3, 2012 and December 4, 2012.

3. ATTENDANCE: Debenture  holders representing 91.21% (ninety-one and twenty-one hundredths of a percent) of the Debentures in circulation, issued by the company based on the "Private Deed of Registration of the 3rd (third) Public Issue of Simple, Unsecured Debentures of CPFL Energia S.A.”, duly registered with the Board of Trade of the State of São Paulo - JUCESP (“JUCESP”) under no. ED000309-8/000, on October 11, 2007 (“Registration Deed”), attended. Also present at the general meeting was SLW Corretora de Valores e Câmbio Ltda., with head offices in the city of São Paulo, State of São Paulo, located at Rua Dr. Renato Paes de Barros, no. 717, 6th and 10th floors, federal taxpayer registry CNPJ/MF 50.657.675/0001-86, in its role as the Fiduciary Agent (“Fiduciary Agent”) for the Company’s third issue.

4. CHAIR: Chairman: Wanderson Moraes da Silva Tavares, as representative of debenture holder BB Banco de Investimento S.A.; Secretary: Nelson Santucci Torres.

5. AGENDA: To resolve the following matters: (a) the proposal for amending Clause 4.13.1., item “(l)” of the Deed; and (b) the authorization to the Fiduciary Agent to practice any and all acts necessary to carry out resolution (a) above, including but not limited to the signing of the “First Amendment of the Private Deed of Registration of the 3rd (third) Public Issue of Simple, Unsecured Debentures of CPFL Energia S.A.” (“First Amendment”).

6. RESOLUTIONS: The subject listed on the Agenda was discussed and voted, with all debenture holders present in unanimous approval:

(a) Clause 4.13.1., item “(l)” of the Registration Deed shall enter into effect with the following wording:

"Early Maturity 4:13

4.13.1. Pursuant to the conditions contained in items 4.13.2. and 4.13.3. below, the Fiduciary Agent may declare early maturity of all of the obligations contained in this Deed of Issue and require the immediate payment by the Issuer of the Unitary Nominal Value of the Debentures in circulation, with Remuneration added, calculated pro rata tempore, as of the Issue Date or the last Date of Payment of the Remuneration until the date of effective payment, in the event of the following hypotheses:

(...)

(l) the non-compliance by the Issuer, until full payment of the amounts due under the Debentures, at the end of two (2) consecutive semesters, of the following indices and financial limits, which will be verified by the Fiduciary Agent on the basis of a statement prepared by the Issuer at the end of each semester of the calendar year, referring to the twelve (12) months immediately preceding the date of calculation, such statement to be delivered to the Fiduciary Agent within fifteen (15) days after disclosure to the CVM of the financial statements of the Issuer for the respective semester ("Financial Indexes"):

(i)        the ratio of Net Debt verified at the end of each semester of the Issuer's calendar year and the Issuer's EBITDA of the twelve (12) months immediately preceding the end of each semester of the calendar year, less than or equal to 3.75 times. For the purposes of this item (i), "Net Debt" is considered to be the sum of the amounts related to (1) loans and financing; (2) the net balance of swap, futures and options operations related to interest and exchange rates; and (3) debts arising from any issues still outstanding of debentures, promissory notes and/or bonds or notes of the Issuer in Brazil or abroad, less cash on hand and marketable securities of the Issuer, being excluded from this calculation debt with the CESP Foundation ("Funcesp") and considered as "EBITDA" (Earnings Before Interest, Tax, Depreciation and Amortization) of the Issuer, are (1) the Issuer's earnings before interest, taxes, depreciation and amortization, adjusted with the assets and liabilities of the CVA – Compensation Account of Costs Variation of Parcel "A" – Over Contracting and Neutrality of the Sector Charges, released in an Explanatory Note to the financial statements of the Issuer (but not for the quarterly financial information), calculated pursuant to sector regulation for the period of twelve (12) months preceding the end of each semester of the calendar year, and (2) in the event of acquisition(s) will be considered for the purposes of calculating the EBITDA of the Issuer, in accordance with the definition of item (i) above, the EBITDA(s) generated within twelve (12) months immediately preceding the end of each semester of the calendar year by the acquired company(ies) ("Historical EBITDA"); and

(ii)       the ratio between the Issuer's EBITDA and the Issuer's Financial Results greater than or equal to 2.25 times. For the purposes of this item (ii), "Financial Results" of the Issuer shall be considered the difference between financial income and financial expenses in the period of twelve (12) months preceding the end of each semester of the calendar year, from which interest on shareholders equity shall be excluded for the purpose of the calculation of the financial covenants. The Financial Result shall be determined in module if negative and, if positive, will not be considered for the purposes of the calculation. Excluded from these calculations are the interest actually paid and/or provisioned as acknowledgment of the Funcesp debt, as well as monetary and exchange variations on debt and cash and, finally, the costs arising from provisions with no impact on the Issuer's cash flow but only for accounting purposes.

For purposes of the calculation referred to in items (i) and (ii) above, the Issuer shall (a) consolidate in its numbers the results and balance sheet items of all the companies in which it holds equity interest equal to or more than 10% (ten percent), in proportion to the share held by it in the capital of those companies, regardless of the form the Issuer presents its financial statements of the respective semester to the CVM, and (b) present a report containing the statement of the calculation such numbers, duly audited by independent auditors registered with the CVM, until the settlement of all obligations undertaken in the Deed of Issue."

(b) the Fiduciary Agent is hereby authorized by the Debenture Holders to conduct all acts necessary to carry out the resolution (a) above, including but not limited to the signing of the First Amendment.

(c) furthermore, the Debenture Holders resolved that carrying out of resolution “(a)” above is also conditioned to the payment of a bonus by the Company, representing 0.20% (two tenths of a percent) of the outstanding balance of the Debentures, calculated using the base date of December 17, 2012, which should be paid in up to 5 (five) business days from the date of this General Meeting.

8. CLOSURE: There being no further business, the meeting was adjourned for the time necessary to prepare these minutes, which after being read were accepted and approved, and signed by all present. São Paulo, December 17, 2012. Chairman: Wanderson Moraes da Silva Tavares, as representative of debenture holder BB Banco de Investimento S.A.; Secretary: Nelson Santucci Torres; SLW Corretora de Valores e Câmbio Ltda. (Fiduciary Agent); CPFL Energia S.A. (Company); and the Debenture Holders indicated on the attendance list filed at the Company's head offices.

(I hereby certify that this is a faithful copy of the original minutes as written into its own book)

SIGNATURE PAGE OF THE MEETING OF THE HOLDERS OF THE 3RD (THIRD) PUBLIC ISSUE OF SIMPLE, UNSECURED DEBENTURES OF CPFL ENERGIA S.A. HELD ON DECEMBER 17, 2012

Chairman: Wanderson Moraes da Silva Tavares as representative of debenture holder BB Banco de Investimento S.A. Chairman	Nelson Santucci Torres Secretary

________________________________________________________

CPFL Energia S.A.

By: Carlos Wilson Silva Ribeiro	By: Tiago da Costa Parreira
Position: Authorized Representative	Position: Authorized Representative

_______________________________________

SLW Corretora de Valores e Câmbio Ltda.

By: Nelson Santucci Torres

Position: Authorized Representative

DEBENTURE HOLDER LIST OF ATTENDANCE

MINUTES OF THE 3RD (THIRD) PUBLIC ISSUE OF SIMPLE, UNSECURED DEBENTURES OF CPFL ENERGIA S.A. HELD ON DECEMBER 17, 2012

Name/Company Name of the Debenture Holder	Signature
BB TOP MULTI ARROJADO LP FUNDO DE IN represented by an administrator of BB Distribuidora de Títulos e Valores Mobiliários S.A.
BB URANO 1 FI RENDA FIXA CREDITO PRI represented by an administrator of BB Distribuidora de Títulos e Valores Mobiliários S.A.
BB POLO 42 FI EM RENDA FIXA CREDITO represented by an administrator of BB Distribuidora de Títulos e Valores Mobiliários S.A.
BB PREVSAN FI RENDA FIXA represented by an administrator of BB Distribuidora de Títulos e Valores Mobiliários S.A.
BB TOP RF ARROJADO FI RENDA FIXA LON represented by an administrator of BB Distribuidora de Títulos e Valores Mobiliários S.A.
BB TOP CREDITO PRIVADO FI RENDA FIXA represented by an administrator of BB Distribuidora de Títulos e Valores Mobiliários S.A.
BB TOP DI C FI REFERENCIADO DI represented by an administrator of BB Distribuidora de Títulos e Valores Mobiliários S.A.
BB TOP RF MODERADO FI RENDA FIXA LP represented by an administrator of BB Distribuidora de Títulos e Valores Mobiliários S.A.
BRASILPREV TOP TP FUNDO DE INVESTIME represented by an administrator of BB Distribuidora de Títulos e Valores Mobiliários S.A.
BB ADVANTAGE 39 FI RENDA FIXA LONGO represented by an administrator of BB Distribuidora de Títulos e Valores Mobiliários S.A.
BB BANCO DE INVESTIMENTO S.A. represented by administrator Wanderson Moraes da Silva
CONCORDIA EXTRA FI RENDA FIXA CREDIT represented by an administrator of Concordia S.A CVMCC
UNIBANCO PRIVATE ACTIVE FIX FUNDO DE represented by administrator Flavia Giordana Martins
CREDIT FIX IB - RENDA FIXA LP FI represented by an administrator of Banco Itaucard S.A.
RT ENDEAVOUR RENDA FIXA CREDITO PRIV represented by an administrator of Banco Itaucard S.A.
TOP RENDA FIXA MIX CREDITO PRIVADO L represented by an administrator of Banco Itaucard S.A.
TOP 1368 RENDA FIXA FICFI represented by an administrator of Banco Itaucard S.A.
SANTANDER FI ABSOLUTO TOP RENDA FIXA represented by an administrator of Santander Brasil Asset Management DTVM S.A.
SANTANDER FI ANS RENDA FIXA CREDITO represented by an administrator of Santander Brasil Asset Management DTVM S.A.
SANTANDER FI PREV RENDA FIXA represented by an administrator of Santander Brasil Asset Management DTVM S.A.
SANTANDER FI RENDA FIXA CREDITO PRIV represented by an administrator of Santander Brasil Asset Management DTVM S.A.
SANTANDER FI RENDA FIXA represented by an administrator of Santander Brasil Asset Management DTVM S.A.
BRAM FUNDO DE INVESTIMENTO RENDA FIX represented by an administrator of Banco Bradesco S.A.
BRADESCO FUNDO DE INVESTIMENTOS RENDA represented by an administrator of Banco Bradesco S.A.
BRAM FUNDO DE INVESTIMENTO RENDA FIXA represented by an administrator of Banco Bradesco S.A.
BRAM FUNDO DE INVESTIMENTO REFERENCI represented by an administrator of Banco Bradesco S.A.
BRADESCO FI RF EMPRESA represented by an administrator of Banco Bradesco S.A.
BRADESCO FUNDO DE INVESTIMENTO REFER represented by an administrator of Banco Bradesco S.A.
FI VOTORANTIM ABSOLUTE CORP BONDS I represented by an administrator of Votorantim Asset Management DTVM Ltda
FI VOTORANTIM ABSOLUTE CORP BONDS R represented by an administrator of Votorantim Asset Management DTVM Ltda
FUNDO DE INVESTIMENTO ESTRATEGIA MUL represented by an administrator of Votorantim Asset Management DTVM Ltda
FI VOTORANTIM INSTITUCIONAL RENDA FI represented by an administrator of Votorantim Asset Management DTVM Ltda
FI TITANIUM RENDA FIXA CREDITO PRIVA represented by an administrator of Votorantim Asset Management DTVM Ltda
FUNDO DE INVESTIMENTO VOTORANTIM EAG represented by an administrator of Votorantim Asset Management DTVM Ltda

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 19, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.